Exhibit 99.1

For Immediate Release:

PreMD Commences Action in Ontario Court

Toronto, Ontario (October 24, 2006) --- Further to its press release of October 20, 2006, predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) (“PreMD”) today announced that it has commenced an action in the Ontario Superior Court of Justice in Toronto against Dr. Abulkalam K.M. Shamsuddin (“Shamsuddin”), Stuart Brazier (“Brazier”) and Med-11 AG (“Med-11”) in connection with its 1998 license agreement with Shamsuddin (the “License Agreement”), pursuant to which Shamsuddin granted an exclusive license to PreMD relating to certain intellectual property involving part of PreMD’s cancer products, which include ColorectAlert™, LungAlert™ and a breast cancer test.

In the action PreMD claims various relief, including: an injunction preventing what PreMD states would be an unlawful termination of the License Agreement by Shamsuddin, Brazier and Med-11; a declaration that PreMD has not breached the License Agreement; a declaration that any assignment by Shamsuddin to Med-11 of the License Agreement, an amendment to the License Agreement and the patents referred to in the License Agreement is void; a declaration that Shamsuddin has breached the License Agreement; and damages for breach of contract and breach of duty in the amount of C$2 million.

“Over the past many years, we have enjoyed what we believed was a good relationship with Dr. Shamsuddin; he has sponsored presentations on our behalf and approved of and supported our work. However, in light of what we believe is the illegal assignment of the License Agreement to Med-11, the unfounded claims that PreMD has materially breached the License Agreement and the threats to terminate the License Agreement, PreMD has no choice but to seek the intervention of the Court,” said Dr. Brent Norton, President and Chief Executive Officer.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:
Brent Norton	Ron Hosking
President and CEO	Chief Financial Officer
Tel: 416-222-3449 ext. 22	Tel: 416-222-3449 ext. 24
Email: bnorton@premdinc.com	Email: rhosking@premdinc.com